

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2020

Michael J. Sacks
Chief Executive Officer
GCM Grosvenor Inc.
900 North Michigan Avenue
Suite 1100
Chicago, IL 60611

Re: GCM Grosvenor Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed September 18, 2020
File No. 333-242297

Dear Mr. Sacks:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 3, 2020 letter.

Amendment No. 1 to Registration Statement on Form S-4

Summary Term Sheet, page xiii

1. We note your response to comment 2 that "the aggregate value of the consideration that the GCMH Equityholders will receive pursuant to the Transactions is the sum of: (i) the Option Consideration, (ii) if Holdings elects to effect the Grosvenor Class B-1 Sale, up to $38,079,389.50, (iii) the GCMH Consideration, (iv) the GCM Consideration and (v) the IntermediateCo Contribution Amount." Please revise to disclose the dollar amount of the aggregate value of consideration that the GCMH Equityholders will received pursuant to the Transactions. In addition, please disclose the aggregate value that the CFAC shareholders and warrant holders will receive.

<u>What happens if a substantial number of the public stockholders vote in favor of the Business
Combination Proposal, page xx</u>

2. We note your revised disclosure in response to comment 3. Please disclose here that the
    Minimum Available CFAC Cash Amount is $300,000,000, and disclose here the
    maximum number of public shares that may be redeemed such that CFAC is able to
    satisfy the Minimum Available CFAC Cash Amount without requiring the GCMH
    Equityholders and affiliates either to raise the Additional Holder Equity Amount or to
    waive the requirement. In addition, disclose here that, in conjunction with the September
    10, 2020 vote to extend the date for consummating the initial business combination,
    stockholders holding 6,592,942 shares of CFAC Class A common stock exercised their
    redemption rights, reducing the amount in the Trust Account by $68.4 million.

<u>What transactions are occurring with the H&F Parties, page xxv</u>

3. We note your response to our prior comment 4. Please additionally explain how the dollar
    value the H&F Parties are receiving and their percentage in the limited partnership
    interests of GCMH compares to the monetary value that CFAC's public stockholders are
    giving and the percentage interest in GCMH that they are receiving.

<u>Summary of the Proxy Statement/Prospectus</u>
<u>Our Company</u>
<u>Scalable and Predictable Business Model, page 5</u>

4. We note your response to comment 8 that your incentive fees have greater variability
    between time periods. Please revise to disclose quantitative information regarding the
    variability between such fees, including the decrease of approximately 50% of the
    incentive fees earned for the six months ended June 30, 2020.

5. We note your revised disclosure on pages 5 and 169 in response to comment 9 that you
    expect to start charging management fees under existing contracts for approximately $5.6
    billion, over the course of approximately the next three years, as capital is invested or
    based on an agreed upon fee ramp in schedule. Please briefly describe the fee ramp so
    that investors understand when the $5.6 billion will be invested, and please disclose the
    ability of such capital to be withdrawn and any past experiences with withdrawals.

<u>Organizational Structure, page 16</u>

6. Please revise the diagram on page 16 to disclose percentage economic and voting
    interests.

Proposal No. 1 The Business Combination Proposal
Background of the Business Combination, page 105

7.   We note your response to comment 16. Please revise to disclose whether GCM Grosvenor or CFAC proposed the valuation of the Grosvenor Companies and disclose whether there were any negotiations in connection with such valuation.

Non-GAAP Financial Measures, page 210

8.   Please tell us how you recognized the current and deferred tax impact of the adjustments related to your Adjusted Net Income performance measure. Please revise to present the income tax impact as a separate adjustment and disclose how it was computed. Refer to Question 102.11 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures for guidance.

Note 3. Mosaic Transaction, page F-48

9.   Please refer to comment 28.   It appears that the $48.0 million received to fund future investment commitments was recognized as a capital contribution for redeemable noncontrolling interests. Noting you received excess consideration related to the $125.4 million received for equity interests, please tell us how you considered whether this payment represented excess consideration for the redeemable non-controlling interests.

       You may contact Michael Volley at 202-551-3437 or John Nolan, Senior Advisor, at 202-551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or John Dana Brown at 202-551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance